Exhibit 99.1

AMENDMENT

HomesToLife Ltd (the “Company”) is filing this amendment (the “Amendment”) to its Notice and Proxy Statement as the Exhibit 99.1 of its Current Report on Form 6-K, furnished with the Securities and Exchange Commission on October 9, 2026 (the “Proxy Statement”) to (1) make the following correction on page 90 and (2) attach the final IPT General Mandate as Annex B. As the Proxy Statement disclosed, the IPT General Mandate set out at Annex B to the Proxy Statement was in draft form. Because there are subsequent updates to the IPT General Mandate following the issuance of the Proxy Statement, the Company is furnishing a Current Report on Form 6-K to provide an amendment to the Proxy Statement which attaches the final form of the IPT General Mandate in substitution for the current version in Annex B. Please see the section entitled “Proposal 2: Approval of the IPT General Mandate – What am I Voting On?” in in the Proxy Statement for further details.

Entities at Risk (“EAR Group”)

For the purposes of the IPT General Mandate, an “Entity at Risk” means: (a) the Company; (b) a subsidiary of the Company (excluding any subsidiary that is listed on the SGX-ST or an approved exchange); and (c) an associated company of the Company (other than an associated company listed on the SGX-ST or an approved exchange), over which the Company and its subsidiaries (the “Group”), or the Group and the interested person(s), has or have control (collectively referred to as the “EAR Group”).

Mandated Interested Persons

The IPT General Mandate will apply to transactions carried out between any Entity at Risk and the following persons: (a) Corium Italia S.R.L.; (b) Golden Hill Capital Pte. Ltd.; (c) Gruppo 8 S.R.L.; (d) HTL Furniture (Yangzhou) Co., Ltd (华达利家具（扬州）有限公司); (e) H.T.L. Furniture, Inc.; (f) HTL Furniture (Changshu) Co., Ltd. (华达利家具（常熟）有限公司); (g) HTL Furniture (China) Co., Ltd. (华达利家具（中国)有限公司); (h) HTL Furniture (Huai An) Co., Ltd. (华达利家具（淮安）有限公司); (i) HTL Furniture (Kunshan) Co., Ltd. (华达利沙发（昆山）有限公司); (j) HTL Furniture Vietnam Company Limited; (k) HTL Global Pte. Ltd.; (l) HTL Import/Export Trading (Kunshan) Co., Ltd (华达利进出口贸易(昆山)有限公司); (m) HTL Middle East Furniture L.L.C.; (n) HTL Product Design (Kunshan) Co., Ltd. (华达利产品设计(昆山)有限公司); (o) New Century Home Pte. Ltd.; (p) New Century International Homes Pte. Ltd.; (q) New Century Sofa India Private Limited; (r) New Century Trading (India) Private Limited; (s) Run Zhi Furniture Trading (Kunshan) Co., Ltd.; and (t) Trends Leather (Yangzhou) Co., Ltd. (创利皮革（扬州）有限公司) (collectively referred to as the “Mandated Interested Persons”).

Categories of Mandated Transactions

The IPT General Mandate covers the following categories of transactions:

(a)	Procurement of services by our Group from Mandated Interested Persons (in particular, HTL Furniture (Yangzhou) Co., Ltd., HTL Import/Export Trading (Kunshan) Co., Ltd., HTL Middle East Furniture L.L.C., HTL Product Design (Kunshan) Co., Ltd., HTL Global Pte. Ltd., H.T.L. Furniture, Inc. and New Century Trading (India) Private Limited);

(b)	Purchase and sale of goods between our Group and Mandated Interested Persons (in particular, HTL Furniture (Changshu) Co., Ltd., HTL Furniture (China) Co., Ltd., HTL Furniture (Huai An) Co., Ltd., HTL Furniture (Kunshan) Co., Ltd., HTL Import/Export Trading (Kunshan) Co., Ltd., HTL Furniture Vietnam Company Limited, New Century Sofa India Private Limited, H.T.L. Furniture, Inc., ~~and~~ New Century Trading (India) Private Limited, and Trends Leather (Yangzhou) Co., Ltd.);

(c)	Lease or licence of premises by our Group to or from Mandated Interested Persons (in particular, with New Century International Homes Pte. Ltd.); and

(d)	Provision of security in favour of our Group by Mandated Interested Persons (in particular, Golden Hill Capital Pte. Ltd.),

(collectively referred to as the “Mandated Transactions”).

For the avoidance of doubt, there will be no sale or purchase of any assets, undertakings or businesses within the scope of the IPT General Mandate. Transactions with interested persons that are not covered by the IPT General Mandate will remain subject to the applicable provisions of Chapter 9 of the Listing Manual of the SGX-ST and any other applicable provisions of the Listing Manual of the SGX-ST.

Terms used in this Amendment that are not defined in this Amendment have the meanings given to them in the Proxy Statement.

The date of this Amendment is October 22, 2026.

ANNEX B

GENERAL MANDATE FOR INTERESTED PERSON TRANSACTIONS

We anticipate that we would, on and after the Listing Date, in the ordinary course of business, continue to enter into certain transactions with our interested persons, including but not limited to those categories of transactions described below. In view of the time-sensitive and recurrent nature of such commercial transactions, it would be advantageous for us to obtain a general mandate from our Shareholders pursuant to Chapter 9 of the Listing Manual to enable any or all members of our Group, in the ordinary course of their business, to enter into the Mandated Transactions (as defined below) with the Mandated Interested Persons (as defined below) which are necessary for our day-to-day operations, provided that all such transactions are carried out on normal commercial terms and are not prejudicial to the interests of our Group and our minority Shareholders (“IPT General Mandate”).

Chapter 9 of the Listing Manual

Chapter 9 of the Listing Manual allows a listed company to obtain a mandate from its shareholders for recurrent transactions which are of a revenue or trading nature or those necessary for its day-to-day operations such as the purchase and sale of supplies and materials (but not in respect of the purchase or sale of assets, undertakings or businesses) that may be carried out with the listed company’s interested persons.

Pursuant to Rule 920(2) of the Listing Manual, our Company may treat a general mandate as having been obtained from our Shareholders for us to enter into interested person transactions with our interested persons, if the information required under Rule 920(1)(b) of the Listing Manual is included in this Introductory Document. While Rule 920(2) of the Listing Manual references the inclusion of the above Rule 920(1)(b) information in a “prospectus”, a “prospectus”, as defined in the Listing Manual, refers to “a listing document, or in the case of reverse takeovers or business combinations a circular, or any equivalent document issued or proposed to be issued in connection with an application for listing of securities”. This Introductory Document serves an analogous function as the principal listing document for the Company’s secondary listing by way of introduction, given that a prospectus is not suitable in this context as there is no public offering of shares. In this regard, and in relation to our Company, the information required under Rule 920(1)(b) is as follows:

(a)	the names of the interested persons with whom the Entity at Risk (as defined below) will be transacting;

(b)	the nature of the transactions contemplated under the mandate;

(c)	the rationale for, and benefit to, the Entity at Risk;

(d)	the methods or procedures for determining transaction prices;

(e)	the independent financial adviser’s opinion on whether the methods or procedures in (d) above are sufficient to ensure that the transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of our Company and the interests of our minority Shareholders;

(f)	an opinion from our Audit Committee if it takes a different view to the independent financial adviser;

(g)	a statement from us that we will obtain a fresh mandate from our Shareholders if the methods or procedures in (d) above become inappropriate; and

(h)	a statement that the interested person will abstain, and has undertaken to ensure that its associates will abstain, from voting on the resolution approving the transaction.

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Nevertheless, as the Company is listed on Nasdaq, it will seek Shareholders’ approval for the adoption of the IPT General Mandate at an extraordinary general meeting to be convened prior to the Listing.

Taking into consideration the historical high frequency and the relatively small value of certain individual transactions (with multiple transactions in general being below S$100,000 in value each) undertaken with the Mandated Interested Persons, the IPT General Mandate will, for good order, cover all Mandated Transactions, including transactions which have a value of below or above S$100,000 entered into during the same financial year, notwithstanding that the threshold and aggregation requirements under Chapter 9 of the Listing Manual as at the date of this Introductory Document do not apply to such transactions.

While transactions below S$100,000 are not normally aggregated under Rule 906(2) of the Listing Manual, the SGX-ST may aggregate any such transaction entered into during the same financial year and treat them as if they were one transaction in accordance with Rule 902 of the Listing Manual. Transactions which do not fall within the ambit of the IPT General Mandate shall be subject to the relevant provisions of Chapter 9 and/or other applicable provisions of the Listing Manual and/or any applicable law. The Mandated Transactions conducted under the IPT General Mandate are not separately subject to Rules 905 and 906 of the Listing Manual pertaining to threshold and aggregation requirements.

The IPT General Mandate will be effective until the earlier of the following: (a) the conclusion of our first annual general meeting following our admission to the Official List of the SGX-ST; or (b) the first anniversary of the date of our admission to the Official List of the SGX-ST. Thereafter, we will seek the approval of our Shareholders for a renewal of the IPT General Mandate at each subsequent annual general meeting or the date by which the next annual general meeting of our Company is required by law to be held, subject to satisfactory review by our Audit Committee of its continued application to the transactions with the Mandated Interested Persons (as defined below).

In accordance with Rule 920(1)(b)(viii) of the Listing Manual, interested persons and their associates shall abstain from voting on resolutions approving interested person transactions involving themselves and our Group. Furthermore, such interested persons shall not act as proxies in relation to such resolutions unless voting instructions have been given by the appointing Shareholder. As such, Mr. Phua Yong Pin, our Executive Chairman and Controlling Shareholder and Mr. Phua Yong Tat, our Executive Vice Chairman and Controlling Shareholder, and each of their respective associates, will abstain from voting on the resolutions approving the renewal of the IPT General Mandate.

Entity at Risk

For the purposes of the IPT General Mandate, an “Entity at Risk” means:

(a)	our Company;

(b)	a subsidiary of our Company (excluding subsidiaries listed on the SGX-ST or an approved exchange); and

(c)	an associated company of our Company (other than an associated company that is listed on the SGX-ST or an approved exchange) over which our Group, or our Group and the interested person(s), has or have control,

(collectively, the “EAR Group”).

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Names of the Mandated Interested Persons

The IPT General Mandate will apply to the transactions that are carried out between any Entity at Risk and the following persons or entities:

(a)	Corium Italia S.R.L. (1);

(b)	Golden Hill Capital Pte. Ltd.;

(c)	Gruppo 8 S.R.L. (2);

(d)	HTL Furniture (Yangzhou) Co., Ltd (华达利家具（扬州）有限公司);

(e)	H.T.L. Furniture, Inc.;

(f)	HTL Furniture (Changshu) Co., Ltd. (华达利家具（常熟）有限公司);

(g)	HTL Furniture (China) Co., Ltd. (华达利家具（中国)有限公司);

(h)	HTL Furniture (Huai An) Co., Ltd. (华达利家具（淮安）有限公司);

(i)	HTL Furniture (Kunshan) Co., Ltd. (华达利沙发（昆山）有限公司);

(j)	HTL Furniture Vietnam Company Limited.;

(k)	HTL Global Pte. Ltd.;

(l)	HTL Import/Export Trading (Kunshan) Co., Ltd (华达利进出口贸易(昆山)有限公司);

(m)	HTL Middle East Furniture L.L.C.;

(n)	HTL Product Design (Kunshan) Co., Ltd. (华达利产品设计(昆山)有限公司);

(o)	New Century Home Pte. Ltd. (3);

(p)	New Century International Homes Pte. Ltd.;

(q)	New Century Sofa India Private Limited;

(r)	New Century Trading (India) Private Limited;

(s)	Run Zhi Furniture Trading (Kunshan) Co., Ltd. (4); and

(t)	Trends Leather (Yangzhou) Co., Ltd. (创利皮革（扬州）有限公司),

(collectively, the “Mandated Interested Persons”, and each a “Mandated Interested Person”, all being “interested persons” as defined in the Listing Manual).

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Notes:

(1)	While this entity is in the process of being liquidated, it may dispose its inventory, comprising upholstered furniture and case goods, to our Group in connection with the liquidation process. Accordingly, this entity is included within the list of Mandated Interested Persons above.

(2)	While this entity is currently dormant, it may dispose its inventory, comprising upholstered furniture and case goods, to our Group. Accordingly, this entity is included within the list of Mandated Interested Persons above.

(3)	This entity is a wholly-owned subsidiary of Golden Hill Capital Pte. Ltd. and may provide security to support banking and credit facilities taken out by our Group post-Listing. It does not currently provide any security in favour of our Group. However, as GHC itself has already provided corporate guarantees to support our Group’s banking and credit facilities, the lenders may require other entities within the GHC Group, including but not limited to New Century Home Pte. Ltd., to similarly provide a corporate guarantee in support of such facilities post-Listing.

(4)	This entity is included in the list of Mandated Interested Persons as it is engaged in the principal business of purchase and sale of upholstered furniture and case goods. While our Group has not purchased from them previously, they may from time to time acquire new products that our Group may be interested in purchasing and therefore, there may be sale and purchase transactions between this entity and our Group post-Listing.

Transactions between the Mandated Interested Persons and the EAR Group which do not fall within the ambit of the proposed IPT General Mandate shall be subject to the relevant provisions of Chapter 9 of the Listing Manual. In particular, if such transactions (either individually or as part of a series or if aggregated with other transactions involving the same interested person during the same financial year) are equal to or more than 5.0% of our Group’s latest audited NTA, future transactions of such a nature will be subject to our Shareholders’ approval before they can be entered into.

Categories of Mandated Interested Person Transactions

We envisage that in the ordinary course of our business, the following transactions between our Group and the relevant Mandated Interested Persons are likely to occur from time to time:

(a)	Procurement of services by our Group from Mandated Interested Persons (in particular, HTL Furniture (Yangzhou) Co., Ltd, HTL Import/Export Trading (Kunshan) Co., Ltd., HTL Middle East Furniture L.L.C., HTL Product Design (Kunshan) Co., Ltd., HTL Global Pte. Ltd., H.T.L. Furniture, Inc., and New Century Trading (India) Private Limited);

(b)	Purchase and sale of goods between our Group and Mandated Interested Persons (in particular, HTL Furniture (Changshu) Co., Ltd., HTL Furniture (China) Co., Ltd., HTL Furniture (Huai An) Co., Ltd., HTL Furniture (Kunshan) Co., Ltd., HTL Import/Export Trading (Kunshan) Co., Ltd., HTL Furniture Vietnam Company Limited., New Century Sofa India Private Limited, H.T.L. Furniture, Inc., New Century Trading (India) Private Limited, and Trends Leather (Yangzhou) Co., Ltd.);

(c)	Lease or licence of premises by our Group to or from Mandated Interested Persons (in particular, with New Century International Homes Pte. Ltd.); and

(d)	Provision of security in favour of our Group by Mandated Interested Persons (in particular, Golden Hill Capital Pte. Ltd.),

(collectively, the “Mandated Transactions”).

For the avoidance of doubt, there will be no sale or purchase of any assets, undertakings or businesses within the scope of the IPT General Mandate.

Transactions with other interested persons will be subject to the relevant provisions of Chapter 9 of the Listing Manual and/or applicable provisions of the Listing Manual and/or any applicable law.

Transactions conducted under the IPT General Mandate are not subject to Rules 905 and 906 of Chapter 9 of the Listing Manual pertaining to threshold and aggregation requirements.

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Rationale for and Benefits of the IPT General Mandate

The IPT General Mandate is intended to facilitate transactions in the normal course of business of the EAR Group which are transacted from time to time with the Mandated Interested Persons, provided that they are carried out on an arm’s length basis, on normal commercial terms, and are not prejudicial to the interests of our Group and our minority Shareholders.

The EAR Group will benefit from the IPT General Mandate by being able to carry out Mandated Transactions in the normal course of our business which are transacted from time to time with the Mandated Interested Persons. Given the long working history between the Mandated Interested Persons and the EAR Group, we envisage that we will continue to engage in such transactions with the Mandated Interested Persons in the ordinary course of our business from time to time, and the IPT General Mandate would enable the EAR Group to tap on the services of the Mandated Interested Persons, which have proven to be reliable working partners and service providers.

The rationale and benefit to the EAR Group for each category of the Mandated Transactions include, but are not limited to the following:

In relation to the procurement of services by our Group from Mandated Interested Persons

(a)	The staff members from the Mandated Interested Persons who are responsible for providing Corporate Support Services (as defined below), for example, financial management services and supply chain solution design to the EAR Group are familiar with financial planning, reporting, treasury management, and regulatory compliance. Through a long-standing working relationship, these staff members have developed a keen understanding of the EAR Group’s financial systems, reporting requirements, internal controls, and strategic objectives. This knowledge may not be easily replicated, and continuing to engage these interested persons is in the best interests of our Group, as their familiarity with our Group’s operations ensures continuity in financial reporting and compliance processes, minimises the risk of disruption, and supports our Group’s ability to meet its ongoing disclosure and regulatory obligations in a timely manner. The existing arrangements also afford cost efficiencies, as the negotiated terms reflect the economies of a long-standing engagement and obviate the need for our Group to recruit and maintain a full in-house financial management team at comparable cost.

(b)	The Marketing and Sales-Related Services (as defined herein) form an integral part of our Group’s ordinary course of business as they support the sales, marketing and customer fulfilment activities. The inclusion of the Marketing and Sales-Related Services is intended to provide our Group and the Mandated Interested Persons with the flexibility to enter into recurrent transactions necessary for the efficient conduct of businesses. Given the nature of the businesses of our Group and the Mandated Interested Persons, such transactions are expected to occur regularly and on a recurring basis.

(i)	In relation to the payment services component, the Mandated Interested Persons will only act as an intermediary to receive and make payments on behalf of our Group, such as payments to and from third parties and processing customer refunds, which are part of our post-sales services, such that the Mandated Interested Persons will be reimbursed wholly for any such payments made. Our Group is not directly involved in receiving and making such payments for the following reasons:

(1)	Geographical presence: H.T.L. Furniture, Inc. maintains a physical presence in the U.S. (including a showroom at High Point, North Carolina) and has established banking relationships and customer-facing infrastructure in that market. Our Group does not have its own U.S. banking facilities, and accordingly relies on H.T.L. Furniture, Inc. to receive customer payments and process refunds in the U.S. market. While our Group has incorporated a U.S. subsidiary (the “U.S. Subsidiary”) for the employment of the CFO, Mr. Jeff Chai, given that the U.S. Subsidiary is newly incorporated and the lead time required to open and operationalise U.S. banking facilities, it would not be practicable for the U.S. Subsidiary to assume H.T.L. Furniture, Inc.’s current role in the near term.

Any decision by our Group to develop its own U.S. customer-facing infrastructure (including, without limitation, the establishment of independent banking facilities, a physical showroom or direct customer engagement capabilities) is contingent upon our Company’s future business plans and strategies, taking into account the operational implications, potential business disruption and costs associated with transferring the established customer-facing infrastructure currently provided through H.T.L. Furniture, Inc. Accordingly, in order to ensure continuity of operations, avoid disruption to customer relationships and minimise unnecessary costs, our Group expects to continue to rely on H.T.L. Furniture, Inc. to receive customer payments and process refunds in the U.S. market following the Listing.

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Similarly, New Century Trading (India) Private Limited has a presence in India and facilitates payments in that market.

(2)	Operational efficiency: The Mandated Interested Persons have existing relationships with third-party service providers in their respective jurisdictions. It is operationally more efficient and cost-effective for local payments to be made by the entity with the existing vendor relationships and local banking facilities.

(3)	Customer-facing continuity: In certain markets, customers have historically transacted with the Mandated Interested Persons and may continue to erroneously remit payments to them. Our Group has been progressively updating payment instructions to redirect and remit customer payments to our Group’s own bank accounts, and has implemented segregated bank accounts to minimise the recurrence of misdirected payments. Customer relationships are maintained directly by our Group whereby our sales and business development teams, comprising employees of our Group’s own subsidiaries, manage all customer-facing activities, including sales negotiations, order management, after-sales service and relationship management. In the U.S. market, while our Group’s management team retains oversight and direction of the commercial relationship, H.T.L. Furniture, Inc. serves as the local customer-facing entity for certain historical customer accounts purely for administrative purposes.

(4)	Post-sales service fulfilment: The processing of customer refunds by Mandated Interested Persons arises where the Mandated Interested Person is the local customer-facing entity that originally facilitated the sale.

(ii)	The following safeguards are in place to ensure that all these payments are duly received from the Mandated Interested Persons:

(A)	Monthly reconciliation by our Group’s finance team of all intermediary payment transactions against accounting records and supporting documentation.

(B)	Our Group has also implemented updated payment instructions and segregated bank accounts to minimise misdirected customer payments.

(c)	The Events-Related Services (as defined herein) are vital to our Group’s marketing and promotion activities. Obtaining such services from the Mandated Interested Persons is likely to enhance operational efficiency through streamlining the procurement processes, reducing administrative burden and leading to a faster turnaround time for event planning and execution. There is also the benefit of flexibility in the scheduling and customisation of event arrangements, given the established relationship and mutual understanding between our Group and the Mandated Interested Persons.

In relation to the purchase and sale of goods between our Group and Mandated Interested Persons

(a)	Our Group may, from time to time, sell or provide goods to Mandated Interested Persons in circumstances where such transactions are necessary or desirable for the conduct of our Group’s business as driven by commercial considerations, as such transactions are favourable to our Group as our Group only incurs minimal marketing costs for sales to Mandated Interested Persons as these sales are to entities within the GHC Group which have their own established distribution networks and customer bases. Accordingly, our Group does not incur the marketing, advertising and customer acquisition costs that would typically be associated with sales to unrelated third-party customers. These transactions enable our Group to maximise revenue opportunities and optimise the utilisation of its resources, including inventory and service capabilities. Transacting with Mandated Interested Persons allows our Group to secure stable and reliable revenue streams, which contributes to the overall financial performance of our Group. In particular, our Group sells leather hides to Mandated Interested Persons. This arrangement ensures that our Group is able to control the quality of the leather hides that are used in the production of upholstered furniture by the Mandated Interested Persons for our Group, thereby safeguarding product quality and consistency across our supply chain.

Our Group may purchase sofas and other upholstered furniture, and case goods from Mandated Interested Persons, which are established manufacturers and/or distributors with proven capabilities in product design, quality control, and timely fulfilment of orders, and have consistently met our Group’s specifications and quality standards. Through many years of commercial dealings, both parties have developed a mutual understanding of quality expectations, product specifications, lead times, and after-sales support requirements, enabling our Group to maintain its standards of product quality and customer satisfaction. Accordingly, it is in the best interests of our Group to continue purchasing sofas and other upholstered furniture from the interested persons. The continuation of these transactions also affords our Group operational and cost advantages, including favourable pricing arising from established volume commitments, priority allocation of production capacity, flexibility in customisation and reduced lead times relative to alternative suppliers.

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In relation to the lease or licence of premises by our Group to or from Mandated Interested Persons

(a)	Our Group may, from time to time, lease or licence premises to or from Mandated Interested Persons. In relation to lease or licence of premises to Mandated Interested Persons, this allows our Group to generate rental or licence income from properties that might otherwise remain underutilised. There is also the benefit of economic efficiencies in terms of shared cleaning and maintenance arrangements.

(b)	In relation to lease or licence of premises from Mandated Interested Persons, securing these premises on appropriate terms enables our Group to maintain uninterrupted operations and to service its customers, clients and stakeholders effectively. Our Group would benefit from having access to quotations from the Mandated Interested Persons in addition to obtaining quotations from third parties.

In relation to the provision of security in favour of our Group by Mandated Interested Persons

(a)	The provision of corporate guarantees or other security by the Mandated Interested Persons to support credit facilities to be obtained by our Group would be beneficial for our Group, as this would support banking and credit facilities granted by third party lenders to our Group, or allow us to secure banking and financing facilities on more favourable terms.

Therefore, the IPT General Mandate and its subsequent renewal on an annual basis would enhance the ability of the EAR Group to pursue business opportunities which are time-sensitive in nature and would eliminate the need to announce and/or convene separate general meetings from time to time to seek Shareholders’ approval as and when potential Mandated Transactions with a Mandated Interested Person arise, thereby substantially reducing the administrative time and expenses in convening such meetings, without compromising the corporate objectives and adversely affecting the business opportunities available to our Group and the day-to-day operations of the EAR Group.

In accordance with the requirements of Chapter 9 of the Listing Manual, we will (a) disclose in the annual report of our Company, the aggregate value of transactions conducted with the Mandated Interested Persons pursuant to the IPT General Mandate during the financial year, including the name of the interested person, nature of relationship and the corresponding aggregate value of the interested person transactions entered into with the same interested person (as well as in the annual reports for subsequent financial years that the IPT General Mandate continues to be in force); and (b) announce the aggregate value of transactions conducted with Mandated Interested Persons pursuant to the IPT General Mandate for the financial periods that we are required to report on pursuant to Rule 705 of the Listing Manual within the time required for the announcement of such report.

Methods and Procedures for Mandated Transactions with Mandated Interested Persons

To ensure that the Mandated Transactions with the Mandated Interested Persons are undertaken: (a) at arm’s length and on normal commercial terms consistent with the EAR Group’s usual business practices and on price and terms which are generally not less favourable to our Group than those extended by unrelated third parties to the EAR Group or not more favourable to the Mandated Interested Persons than those extended by the EAR Group to unrelated third parties; or (b) on price and terms no less favourable to the EAR Group than prevailing open market rates, and will not be prejudicial to the interests of our Group and its minority Shareholders, the EAR Group will adopt the following methods and procedures to undertake the conduct of the Mandated Transactions under the IPT General Mandate:

Procurement of services by our Group from Mandated Interested Persons

(a)	With respect to the procurement by the EAR Group of:

(1)	Corporate services which comprise: (i) financial management services, financial data processing services, financial database establishment and maintenance services, quality control consulting services, production guidance and consulting services; (ii) supply chain solution design, third-party supply chain management services, procurement order management and execution, as well as database services; and (iii) product design, product technology research and development, market and customer analysis, cost data analysis, production, sales, application customer analysis for product after-sales services, financial data processing, information system operation and maintenance, sample and process testing, establishment and maintenance of financial databases, and enterprise compliance services from the Mandated Interested Persons (collectively, the “Corporate Support Services”);

(2)	marketing, business development, sales support services and payment services (including (i) the receipt of payments from third parties by Mandated Interested Persons on behalf of our Group, (ii) the payment of monies to third parties by Mandated Interested Persons on behalf of our Group, including for services rendered to or goods sold to our Group, as well as (iii) the processing of refunds to customers of our Group, by Mandated Interested Persons on behalf of our Group and in each case, on the basis that our Group will fully reimburse the Mandated Interested Persons for all such payments made on our Group’s behalf) in relation to the sale of upholstered furniture and case goods (collectively, the “Marketing and Sales-Related Services”); and

(3)	services relating to provision of event and showroom space as well as exhibition management services from the Mandated Interested Persons (collectively, the “Events-Related Services”),

(the Corporate Support Services, Marketing and Sales-Related Services and Events-Related Services shall be collectively termed the “IPT Services”),

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Before procuring any IPT Services:

(i)	our Group shall obtain quotations from at least two unrelated third-party suppliers for the same (or substantially similar) types of services for comparison wherever appropriate and practicable (the “Services Comparable Quotes”) in order to determine whether the price is comparable to prevailing market rates and the terms being offered by the Mandated Interested Persons are on normal commercial terms and comparable to those offered by unrelated third parties for the same or substantially similar products and/or services, and not prejudicial to the interests of our Group and our minority Shareholders.

In general, the EAR Group will only procure the IPT Services from the Mandated Interested Persons if the price is not higher than the prevailing market rates and the terms of such services offered by the Mandated Interested Persons to the EAR Group are no less favourable than the terms in the Services Comparable Quotes, after taking into account relevant factors such as the track record, experience, quality, expertise and reliability of the suppliers, complexity of services to be provided, location and tenure of the services required, the prevailing market conditions, availability and delivery schedules, payment terms, cost and margins, quality control of the services, and any other relevant factors (the “Service Factors”).

(ii)	In the event that it is not practicable to obtain such Services Comparable Quotes (for instance, if there are no unrelated third party vendors providing similar services), the price and terms offered by the Mandated Interested Persons will be compared to at least two of the same (or substantially similar) types of successful transactions entered into between the EAR Group and unrelated third parties (the “Comparable Transactions”) that have taken place most recently, if practicable or available. In general, the EAR Group will only procure the IPT Services from the Mandated Interested Persons if the price and terms of such IPT Services offered by the Mandated Interested Persons are no less favourable than those in the Comparable Transactions after taking into account the Service Factors.

(iii)	In the event that paragraph (ii) above is not available or practicable, the EAR Group shall compare the price offered by the Mandated Interested Persons against publicly available open market rates, including but not limited to published rate indices, rates available on online marketplaces and other publicly accessible rate benchmarks, taking into account our Group’s expected range of profit margins and the Service Factors, to ensure that the price and terms offered by the Mandated Interested Persons are fair and reasonable and in accordance with the EAR Group’s usual business practices and policies.

(iv)	In the event that there are no comparative prices or terms for comparison against the prices and terms provided by the Mandated Interested Persons, the price and terms of the IPT Services shall be subject to the review and prior approval of our CFO or an officer of equivalent rank (who must have no interest, direct or indirect, in the Mandated Interested Persons and the Mandated Transaction(s)) or the Audit Committee (a “Relevant Reviewer”). In relation to the review of the terms of the provision of financial management services by the Mandated Interested Persons under this category of Mandated Transactions, the Audit Committee shall be the Relevant Reviewer to review and approve the transaction. The Relevant Reviewer will (a) evaluate and weigh the costs and benefits of, and rationale for transacting with the Mandated Interested Persons, and (b) assess and determine whether the price and terms offered by the Mandated Interested Persons are on normal commercial terms and not prejudicial to the interests of our Group and our minority Shareholders, after taking into account the Service Factors and in accordance with the EAR Group’s usual business practices and policies.

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Purchase and Sale of Goods between our Group and Mandated Interested Persons

(a)	With respect to the purchase of sample finished leather, upholstered furniture, case goods, and other accessories by the EAR Group from Mandated Interested Persons (the “Purchase IPTs”), the EAR Group shall ensure that all contracts or transactions entered into with the Mandated Interested Persons shall be (i) at a price that is agreed between the parties which shall be on a cost-recovery basis with a mark-up that is determined with reference to the guidelines on transfer pricing applicable under Singapore and PRC tax laws and regulations, and transfer pricing reports prepared by our Group on an annual basis, and (ii) where possible, on normal commercial terms comparable to those extended to the EAR Group by unrelated third parties.

(b)	With respect to the sale of raw leather hides, upholstered furniture, case goods, and accessories by the EAR Group to Mandated Interested Persons (the “Sales IPTs”), the EAR Group shall ensure that all contracts or transactions entered into with the Mandated Interested Persons shall be (i) at a price that is agreed between the parties which shall be on a cost-recovery basis with a mark-up that is determined with reference to the guidelines on transfer pricing applicable under Singapore and PRC tax laws and regulations, and transfer pricing reports prepared by our Group on an annual basis, and (ii) where possible, on normal commercial terms comparable to those extended by the EAR Group to unrelated third parties.

(c)	In determining whether the price and terms offered by the Mandated Interested Person for Purchase IPTs or Sales IPTs are fair and reasonable and on normal commercial terms, factors such as, but not limited to quality, grade, quantity, volume, rebates or discounts accorded for bulk purchases, and other relevant specifications, the track record and reliability of the suppliers (for Purchase IPTs), delivery costs, and delivery schedules will be taken into account, and compared with transacting with unrelated third parties, the prevailing industry norms (including any published prices or rates, the reasonableness of the terms), as well as the prevailing market price of the same or reasonably comparable type of goods which is publicly available or transfer pricing reports prepared, if any, will also be assessed to determine whether the relevant Mandated Transaction is undertaken at an arm’s length basis and on the EAR Group’s usual business practices, commercial terms and/or pricing policies, and where applicable, consistent with the usual margin to be obtained by the EAR Group for the same or reasonably comparable type of contract or transaction with unrelated third parties (collectively, the “Relevant Factors”).

(d)	Where the prevailing market rates or prices for the goods are not available or cannot be practicably ascertained, or where the above specific review procedures cannot be utilised for whatever reason (for example, due to the nature or specifications of the goods to be purchased or sold, or if meaningful comparisons cannot be practicably obtained for any commercial reasons), the price and terms of the purchase or sale of goods (as the case may be) shall be subject to the review and approval of a Relevant Reviewer. The Relevant Reviewer will (a) evaluate and weigh the costs and benefits of, and rationale for transacting with the Mandated Interested Persons, and (b) assess and determine whether the price and terms offered by the Mandated Interested Persons are on normal commercial terms and not prejudicial to the interests of our Group and our minority Shareholders, after taking into account the Relevant Factors and in accordance with the EAR Group’s usual business practices and policies. The evaluation can also include considerations of the efficiencies and flexibilities derived by the EAR Group in transacting with the relevant Mandated Interested Person, as well as the Relevant Factors.

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Lease or licence of premises by our Group to or from Mandated Interested Persons

(a)	With respect to the leasing or licencing of office space, showroom spaces or such other premises by our Group to or from Mandated Interested Persons (the “Rental Transactions”):

(i)	the EAR Group will compare the rental or licence fee proposed by the Mandated Interested Person(s) with at least two quotations from unrelated third party suppliers for similar Rental Transactions, prior to the entry into the contract with the Mandated Interested Person(s), to determine whether the fees proposed by the Mandated Interested Person(s) are on normal commercial terms, and not prejudicial to the interests of our Group and our minority Shareholders. The fees payable by the EAR Group to the Mandated Interested Person(s), or the fees payable to the EAR Group by the Mandated Interested Person(s) (as the case may be) will be no more favourable to the Mandated Interested Person(s) as compared to the fees quoted by the unrelated third parties.

(ii)	In determining whether the fees payable by our Group to the Mandated Interested Person(s) or by the Mandated Interested Person(s) to our Group (as the case may be) are on normal commercial terms, our Group will take into account the location, size of space, tenure or duration of the lease or licence (as the case may be), facilities, amenities and services available, and any other relevant factors which may affect the rental or licence rates or terms of the lease or licence (as the case may be), (the “Rental Space Factors”). In determining the prevailing market rental or licence rates, the EAR Group may adopt measures such as making relevant enquiries with unrelated third-party landlords or licensors for similar properties, or obtaining reports or reviews published by unrelated third-party property agents (including an independent valuation report by a property valuer, where appropriate). In determining whether a property is similar, the EAR Group will also take into consideration, among others, the particulars of the property or space (as the case may be), including its size, location and condition, the fittings and the façade, and other factors which are relevant to lease or licence (as the case may be) transactions of this nature.

In general, our Group will only enter into new leases or licences or renew the existing leases or licences (as the case may be) with the Mandated Interested Person(s) if our Group is satisfied that the rental or licence fee is in line with or better than prevailing market rates for comparable spaces.

(iii)	Where comparable quotations are not available (for instance, if there are no unrelated third party lessors within the same vicinity for a space of a comparable size), the terms of the proposed Mandated Transaction(s) will also be subject to the review and approval of a Relevant Reviewer who will determine whether the terms offered by the Mandated Interested Person(s) are fair and reasonable, having regard to the Rental Space Factors as well as costs and benefits to our Group for entering into the Mandated Transaction(s).

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Provision of security in favour of our Group by Mandated Interested Persons

(a)	Where a Mandated Interested Person provides a security, including a corporate guarantee, standby letter of credit, indemnity, letter of comfort, security or other similar financial support in favour of any member of the EAR Group in connection with banking facilities, trade financing, lease obligations or other credit arrangements obtained by the EAR Group, and no guarantee fee, commission or other consideration is payable by the EAR Group to the Mandated Interested Person, the CFO or the Audit Committee (as the case may be) shall assess and document whether the provision of such security is fair and reasonable and not prejudicial to the interests of our Group and our minority Shareholders, having regard to the benefit conferred on the EAR Group, including whether such security enables the EAR Group to obtain or maintain credit facilities, or obtain such facilities on terms no less favourable than those otherwise available to the EAR Group.

(i)	Where any guarantee fee, commission or other consideration is payable by the EAR Group to the Mandated Interested Person for the provision of such security, the EAR Group shall obtain at least two quotations, indications or benchmarks from unrelated third-party banks, financial institutions, insurers, surety providers or other professional guarantors for guarantees, standby letters of credit, surety bonds or similar credit support of comparable size, terms of repayment, tenor, security or collateral package and risk profile, whenever appropriate and available (such factors being the “Guarantee Factors”). The guarantee fee payable to the Mandated Interested Person shall not be higher than the most competitive comparable third-party quotation or benchmark, after taking into account the Guarantee Factors.

(ii)	In determining whether the terms of the agreement/documentation for the provision of the security are fair and reasonable, a Relevant Reviewer shall take into account factors such as, but not limited to, the principal amount guaranteed or secured, the tenor and duration of the guarantee or security, the nature of the underlying facility or obligation, the credit profile of the relevant EAR Group borrower, the security package required by the third-party creditor, the creditworthiness and financial standing of the Mandated Interested Person providing the security, prevailing market guarantee commission rates or bank guarantee rates for comparable arrangements, whether the security is required as a condition to obtaining or maintaining the facility, whether the arrangement imposes any indemnity, reimbursement obligation, covenant or restriction on the EAR Group, and the costs and benefits to the EAR Group of entering into the arrangement.

Approval Thresholds

The following approval thresholds will be implemented to supplement the methods and procedures for the Mandated Transactions to ensure that such Mandated Transactions undertaken are on normal commercial terms and are not prejudicial to the interests of our Group and our minority Shareholders:

Value of Mandated Transaction	Approval Authority
Where the value of the Mandated Transaction is below S$100,000	Subject to review by the CFO or the Audit Committee on a quarterly basis

Where the value of the Mandated Transaction is at least S$100,000 but below 3.0% of our Group’s latest audited NTA

Prior approval of:

- CFO or an officer of equivalent rank, who does not have an interest in the transaction; or

- any member of the Audit Committee

Will also be subject to review by our Audit Committee on a quarterly basis

Where the value of the Mandated Transaction is equal to or exceeds 3.0% of our Group’s latest audited NTA	Prior approval of our Audit Committee

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In the event that all of the CFO and officers of equivalent rank of the EAR Group have an interest in the Mandated Transaction(s), or are nominees for the time being of the Mandated Interested Person or have associates (as defined in the Listing Manual) involved in the decision-making process on the part of the Mandated Interested Person or are subject to such conflicts of interest, the review and approval process shall be undertaken by our Audit Committee.

In the event that a member of our Audit Committee has an interest in the Mandated Transactions, or is a nominee for the time being of any of the Mandated Interested Person (or its associates), or if he or she also serves as a director on the board of directors of any of the Mandated Interested Person, he or she shall abstain from participating in the review and approval process of our Audit Committee in relation to such Mandated Transactions.

In the event that a member of our Audit Committee (who is not a nominee of the Mandated Interested Person, has no interest in the transaction and is not subject to such conflicts of interest) also serves as an independent non-executive director on the board of directors or (as the case may be) an audit or other board committee of the Mandated Interested Person, and she/he participates in the review and approval process of our Audit Committee in relation to a transaction with that Mandated Interested Person, she/he will abstain from participating on any decision before the board or committee of that Mandated Interested Person with respect to such transaction.

For the avoidance of doubt, Mandated Transactions which have already been reviewed and approved by our Audit Committee will not be included in such calculations.

Any transaction to be entered into under the IPT General Mandate shall only be approved by the above-approving authority if the transactions are carried out on an arm’s length basis and on normal commercial terms, in accordance with the methods and procedures outlined in the section entitled “Interested Person Transactions and Potential Conflicts of Interest – General Mandate for Interested Person Transactions – Methods and Procedures for Mandated Transactions with Mandated Interested Persons” of this Introductory Document, and the basis on which the transactions are entered into is properly documented in the IPT Register (as defined below), accompanied with supporting documents.

Additional Methods and Procedures

In addition to the methods and procedures set out above, we will implement the following additional methods and procedures to ensure that the Mandated Transactions carried out under the IPT General Mandate are undertaken on an arm’s length basis, on normal commercial terms and are not prejudicial to the interests of our Group and our minority Shareholders:

(a)	A register will be maintained to record the list of the interested person(s) and their associates (which is to be updated immediately if there are any changes) to enable the identification of the interested person(s) (the “IPT Register”). This list of interested person(s) shall be disseminated to any staff of our Group that our Group’s finance team considers relevant for the purposes of entering into transactions that fall under the IPT General Mandate.

(b)	The IPT Register will be maintained by our Group’s finance or legal team, which will record all interested person transactions (including the Mandated Transactions) carried out with interested person(s) (including with the Mandated Interested Persons) including the bases on which the interested person transactions are entered into, their amounts and nature, and the relevant supporting documents. The IPT Register will also record any interested person transactions that are below S$100,000 in value, although such transactions are not typically required to be aggregated under Chapter 9 of the Listing Manual. The supporting documentation shall include: (i) the identity of the interested person(s) and a description of the interested person transaction; (ii) the price and key commercial terms offered to or by the Mandated Interested Person(s); (iii) the details of the comparative quotes or transactions relied upon (if any), including the identity of the unrelated third-party counterparties (and on a no-names basis, if appropriate); and (iv) the name and designation of the person who conducted the review and granted the approval. Such records shall be made available to the Audit Committee and the internal and external auditors of our Group upon request. In addition, any exceptions or departures from the procedures shall be reported and highlighted to the Audit Committee immediately.

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(c)	The IPT Register shall be reviewed by our CFO on a quarterly basis and submitted to the Audit Committee for review on a quarterly basis (or such other more frequent basis as may be required or as the Audit Committee may deem necessary) to ascertain that the established methods and procedures to carry out the Mandated Transactions have been complied with. Our Audit Committee shall, when it deems fit, request any additional information pertaining to the transaction under review from independent sources, advisers or valuers or require additional review by the internal auditors in respect of the Mandated Transactions.

(d)	We will also file the documents relating to the Mandated Transactions, including the contract entered into with the Mandated Interested Person, the relevant supporting documents and approval forms for ease of review by the internal auditors, our Audit Committee and/or any senior management staff designated by our Audit Committee to conduct such review.

(e)	Our Audit Committee shall review all Mandated Transactions (including the bases on which the Mandated Transactions are entered into, amount and nature) (except where Mandated Transactions are required under the methods and procedures of the IPT General Mandate to be approved by our Audit Committee prior to the entry thereof) at least on a quarterly basis to ensure that they are carried out on normal commercial terms and are not prejudicial to the interests of our Group and our minority Shareholders, in accordance with the procedures outlined above. All relevant non-quantitative factors will also be taken into account. Such review includes the examination of the transaction and its supporting documents or such other data deemed necessary by our Audit Committee. Our Audit Committee shall, when it deems fit, request any additional information pertaining to the transaction under review from independent sources, advisers or valuers or require additional review by the internal auditors in respect of the Mandated Transactions, including requesting an independent financial adviser’s opinion and/or the obtaining of valuations from independent professional valuers.

(f)	The annual internal audit plan will incorporate a review of the Mandated Transactions entered into, pursuant to the IPT General Mandate, to ensure that the methods and procedures in respect of the Mandated Transactions have been adhered to. The internal auditors will report to our Audit Committee annually and highlight any discrepancies or significant variances from the established methods and procedures for the Mandated Transactions to our Audit Committee.

(g)	Our Audit Committee will also review at least a quarterly basis or such other periods on the methods and procedures to determine if they are adequate and/or commercially practicable in ensuring that transactions between the EAR Group and the Mandated Interested Persons are conducted on an arm’s length basis, normal commercial terms and are not prejudicial to the interests of our Group and our minority Shareholders. If during any review by our Audit Committee, our Audit Committee is of the view that the methods and procedures for Mandated Transactions have become inappropriate or insufficient in the event of changes to the nature of, or manner in which, the business activities of our Group or the Mandated Interested Persons are conducted, it will, in consultation with our Board, take such action as it deems proper in respect of such methods and procedures and/or modify or implement such methods and procedures as may be necessary to ensure that the Mandated Transactions will be conducted on normal commercial terms and will not be prejudicial to the interests of our Company and its minority Shareholders, and we will seek a fresh general mandate from our Shareholders based on new methods and procedures so that the Mandated Transactions will be carried out on an arm’s length basis, on normal commercial terms and will not be prejudicial to the interests of our Company and its minority Shareholders. In the interim, our Audit Committee will review every Mandated Transaction pending the grant of the fresh mandate, which will be in accordance with the requirements of the relevant provisions of Chapter 9 and/or other applicable provisions of the Listing Manual (as from time to time amended).

(h)	Our Board will also ensure that all disclosure, approval and other requirements on interested person transactions, including those required by prevailing legislation, the Listing Manual (in particular, Chapter 9 thereof) and relevant accounting standards, are complied with.

Audit Committee’s Statement

Having considered, amongst others, the rationale for and benefits of the IPT General Mandate, the methods and procedures for determining transaction prices of the Mandated Transactions, together with the opinion of the Independent Financial Adviser, our Audit Committee is of the opinion that the methods and procedures for determining the transaction prices of the Mandated Transactions, if adhered to, are sufficient to ensure that the Mandated Transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of our Company and its minority Shareholders.

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